ACCELERA INOVATIONS, INC.
20511 Abbey Drive
Frankfort, Illinois 60423

  October 31, 2012

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mara Ransom, Assistant Director

Re: Accelera Innovations, Inc.
Registration Statement on Form S-1
Filed May 22, 2012
File No. 333-181591

  Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated October 24, 2012 addressed to Mr. John Wallin, the Company’s President, Secretary and Treasures, with respect to the Company’s filing of its Registration Statement on Form S-1.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form S-1 have been referenced.

 General
1. Please update the share information that currently is as of May 2012 on pages 17, 60, and 80 to the most recent practicable date.

Company Response
The Company has modified the disclosure on the on pages 17, 60 and 80 to reflect the most recent practicable date which is October 31, 2012 the date of the response letter.

 Prospectus Cover Page, page 2

2. Please update the subject to completion date.

Company Response

We have updated cover page of the prospectus to the completion date of October 31, 2012

Mara Ransom, Assistant Director
October 31, 2012

 Director Compensation, page 78

3. We note that your director compensation table sets forth the director compensation as of May 21, 2012. Please revise this table to include the disclosure requested by Item 402(r), specifically, compensation of the directors for your last completed fiscal year.

Company Response

We have modified the disclosure as of the last completed fiscal year.

Security Ownership of Certain Beneficial Owners and Management, page 79

4. We note your response to comment 3 in our letter dated September 21, 2012. However, we note that, as indicated in the first paragraph on page 79, the security ownership table still lists the number of shares of common stock beneficially owned as of May 22, 2012. Please update this date and the table

Company Response

The Company has updated the first paragraph and table on page 79 to reflect ownership as of October 31, 2012.

Condensed Statements of Cash Flows, page F-14

5. We note your response to comment 5 in our letter dated September 21, 2012 however we do not see where you have fully reconciled the common stock issued in the amount of $87,350 for the six month period ended June 30, 2012 reflected on your Condensed Statements of Cash Flows with the issuances reflected on your Statement of Stockholders’ Equity. In this regard, stock issued for cash on March 13, 2012 shows an increase to Additional Paid in Capital of $12,000 and only an increase to Total Stockholders’ Equity of $1,200.

Company Response

We have full reconciled the Condensed Statements Cash Flow and the Statement of Stockholders’ Equity.

Exhibit 23.2

6. Please provide an updated consent of your Independent Registered Public Accounting Firm.

Company Response

We have provided an updated consent of your Independent Registered Public Accounting Firm.

Mara Ransom, Assistant Director
October 31, 2012

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

John F. Wallin

ACCELERA INOVATIONS, INC.

By:  /S/ John F. Wallin
John F. Wallin